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                                                                    OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING

                                                                    CUSIP NUMBER

(CHECK ONE):/ / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / /Form
N-SAR

       For Period Ended:   March 31, 1995
                         ----------------------------------
       [ ]  Transition Report on Form 10-K
       [ ]  Transition Report on Form 20-F
       [ ]  Transition Report on Form 11-K
       [ ]  Transition Report on Form 10-Q
       [ ]  Transition Report on Form N-SAR
       For the Transition Period Ended: ____________________


READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                          MORRISON KNUDSEN CORPORATION
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Full Name of Registrant

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Former Name if Applicable
                             MORRISON KNUDSEN PLAZA
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Address of Principal Executive Office (STREET AND NUMBER)

                               BOISE, IDAHO 83729
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                 (SEE EXHIBIT A)

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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

            Mark E. Howland                       208             386-5939
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               (Name)                         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                / / Yes   /X/ No

       Quarterly Report on Form 10-Q for the Quarter Ended March 31, 1995
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /X/ Yes     / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 (SEE EXHIBIT A)
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                          MORRISON KNUDSEN CORPORATION
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 15, 1995                             By   /s/ Mark E. Howland
    ---------------------------                     ---------------------------
                                                  Mark E. Howland
                                                  Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                    EXHIBIT A

PART III - NARRATIVE

The registrant, whose fiscal year ended December 31, 1994, cannot file its quarterly report on Form 10-Q within the prescribed time period because the registrant has been unable to timely complete its year-end closing and prepare financial statements for its annual report on Form 10-K.

PART IV - OTHER INFORMATION

(3) Based on preliminary estimates, which do not include the results of operations of its 65% owned subsidiary MK Rail Corporation, the registrant expects to report a decrease in its net income for the quarter ended
     March 31, 1995 compared to $9,652,000 net income reported for the quarter ended March 31, 1994. The expected decrease is due to a decline in operating income primarily stemming from a decrease in new contract awards postponements of start-up of previously awarded contracts, an increase in interest expense as a result of servicing more debt and an increase in general and administrative expense due to higher professional and consulting fees.